Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

BY EDGAR

November 8, 2011

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intersections Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
File No. 000-50580

Ladies and Gentlemen:

Reference is made to your letter dated October 28, 2011, addressed to Michael Stanfield, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (the “Company”) with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of November 7, 2011 between myself and Melissa Kindelan, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to November 28, 2011. We appreciate the staff’s accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-1744.

Very truly yours,

/s/ Madalyn Behneman

Madalyn Behneman
Senior Vice President and Principal Accounting Officer